Exhibit 11

ALLIN CORPORATION

CALCULATION OF EARNINGS (LOSS) PER COMMON SHARE

(Dollars in thousands, except per share data)

	Year Ended December 31, 2007	Year Ended December 31, 2006
Net income	$3,346	$1,860
Dividends on preferred stock	1,443	1,261

Net income attributable to common shareholders	$1,903	$599

Earnings per common share - basic	$0.24	$0.08

Earnings per common share - diluted	$0.17	$0.06

Weighted average common shares outstanding during the period - basic	7,935,747	7,553,539

Weighted average common shares outstanding during the period	7,935,747	7,553,539
Effect of options	215,926	178,130
Effect of convertible preferred stock	4,285,714	4,285,714

Weighted average number of shares outstanding during the period - diluted	12,437,387	12,017,383

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